Exhibit 1.01
Lockheed Martin Corporation
Conflict Minerals Report
For the Year Ended December 31, 2019
Introduction
This Conflict Minerals Report (the “Report”) was prepared by Lockheed Martin Corporation (hereinafter referred to as the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The term “Conflict Minerals” is defined in the Rule and refers to gold and columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals” or “3TG”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing Conflict Minerals that are necessary to the functionality or production of those products if the company has reason to believe that the Conflict Minerals may have originated in the Democratic Republic of the Congo and the adjoining countries of Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”).
Company and Product Overview
We are a global security and aerospace company principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. We also provide a broad range of management, engineering, technical, scientific, logistics, system integration and cybersecurity services. We operate in the following four business segments: Aeronautics, Missiles and Fire Control (MFC), Rotary and Mission Systems (RMS) and Space. We organize our business segments based on the nature of the products and services offered:
•Aeronautics is engaged in the research, design, development, manufacture, integration, sustainment, support and upgrade of advanced military aircraft, including combat and air mobility aircraft, unmanned air vehicles and related technologies.
•MFC provides air and missile defense systems; tactical missiles and air-to-ground precision strike weapon systems; logistics; fire control systems; mission operations support, readiness, engineering support and integration services; manned and unmanned ground vehicles and energy management solutions.
•RMS provides design, manufacture, service and support for a variety of military and commercial helicopters; ship and submarine mission and combat systems; mission systems and sensors for rotary and fixed-wing aircraft; sea and land-based missile defense systems; radar systems; the Littoral Combat Ship (LCS); the Multi-Mission Surface Combatant; simulation and training services; and unmanned systems and technologies. In addition, RMS supports the needs of government customers in cybersecurity and delivers communications and command and control capabilities through complex mission solutions for defense applications.
•Space is engaged in the research, design, development, engineering and production of satellites, space transportation systems, and strategic, advanced strike, and defensive systems. Space provides network-enabled situational awareness and integrates complex space and ground global systems to help our customers gather, analyze and securely distribute critical intelligence data. Space is also responsible for various classified systems and services in support of vital national security systems.
Covered Products
We conducted an analysis of the products that we manufacture, or contract to be manufactured, and found that 3TG are in substantially all our products (and generally are required for their functionality or production as specified under the Rule) included in the Company and Product Overview. These products are collectively referred to in this Report as the “Covered Products.” 3TG is not included in the services we provide to our customers.

Supply Chain Description
Our business depends on an extensive global network of suppliers to provide the materials, parts and services to make our final products. As a downstream company, generally there are multiple tiers between us and our suppliers and the source of raw materials that enter the manufacturing process. The composition of our supply chain makes it challenging to identify the origin of 3TG used in our products. Therefore, we must rely on our direct suppliers to work with their upstream suppliers to provide us with accurate information (e.g., through the reasonable country of origin inquiry described below) about the origin of 3TG in the materials and parts that we purchase.
Reasonable Country of Origin Inquiry (RCOI)
The elements of our RCOI were: (i) identification of relevant suppliers, (ii) data collection and (iii) assessment of data to determine whether further due diligence was required.
In 2019, we conducted business with approximately 15,800 active suppliers from 64 countries. Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on a subset of our major direct suppliers identified as manufacturers (the “Suppliers”). The Suppliers represented more than 90 percent of our purchase order commitments in 2019. Our 2019 RCOI process considered majority-owned affiliates.
We collected information from the Suppliers using the Conflict Minerals Reporting Template (CMRT) developed by the Responsible Minerals Initiative (RMI). The CMRT includes questions regarding a direct supplier’s conflict-free policy, its due diligence process and information about its supply chain such as the names and locations of smelters and refiners and the origin of 3TG used by those facilities. During 2019, in addition to the CMRT, we used a web-based survey tool to expedite supplier input and our management of the large number of survey responses.
Based on the RCOI, we do not have sufficient information from the Suppliers to determine the source of the necessary 3TG contained in our products. Accordingly, we conducted due diligence on the source and chain of custody of 3TG in our products.
Design of Conflict Minerals Program
As required by the Rule, we conducted due diligence on the source and chain of custody of the necessary 3TG contained in the Covered Products. Our due diligence program is designed to conform, in all material respects, with the internationally recognized framework presented by the Organisation for Economic Cooperation and Development (OECD) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing (OECD Guidance) and the related supplements for 3TG.
Description of Due Diligence Steps Performed
The due diligence steps we performed are set forth below according to the five-step framework established by the OECD:
OECD Step 1: Establish Strong Company Management Systems
Conflict Minerals Policy
We have a Conflict Minerals policy statement related to our commitment to responsible sourcing of materials for our products and our establishment of a compliance plan that is designed to follow the OECD framework. This statement is available on our website.
Internal Management Systems
We have a management structure to support supply chain due diligence related to Conflict Minerals. This includes: (1) an executive steering committee led by our vice president and controller and vice president and supply chain council chair; (2) a supply chain council, comprised of supply chain leaders from each of our four business segments; and (3) a multidisciplinary conflict minerals working group comprised of representatives from engineering, finance, legal, sustainability, contracts, communications and each of our four business segments. We brief management about the Company’s practices with respect to 3TG due diligence and supply chain.

Supply Chain Controls System
We participate with other manufacturers in the Aerospace and Defense sector in the following industry-wide groups and initiatives: the Aerospace Industries Association (AIA) Conflict Minerals Working Group (CMWG), the National Association of Manufacturers (NAM) Conflict Minerals Task Force, and the Responsible Business Alliance (RBA) / Responsible Minerals Initiative (RMI).
We have a records retention policy that requires us to maintain records related to our Report (as one of our filings with the Securities and Exchange Commission).
Supplier Engagement
Our Supplier Code of Conduct includes information regarding responsible sourcing of materials. We provide our Supplier Code of Conduct to suppliers through our new purchase orders and we maintain a Suppliers page on our website that includes the Supplier Code of Conduct.
As an element of our supplier engagement, we provided the Suppliers with a message from the vice president and controller and vice president and supply chain council chair about the Conflict Minerals Rule and our expectations of how our suppliers should help us to comply with these requirements. In addition to background information regarding the Conflict Minerals Rule, we provided an explanation as to why they were being contacted, how the Rule may impact them, and actions they need to take. The message also included a point of contact email address at Lockheed Martin and links to our Conflict Minerals Policy Statement and prior Conflict Minerals reports.

Grievance Mechanism
We have an ethics helpline and dedicated ethics and conflict minerals e-mail addresses that provide employees and suppliers with a mechanism to ask questions or report concerns. This information is available on our website. Our ethics helpline information was included in our annual ethics letter to suppliers.
OECD Step 2: Identify and Assess Risks in the Supply Chain
We provide financial support to the RBA and RMI, an industry initiative that audits smelters’ and refiners’ due diligence activities. As a downstream company, these initiatives give us access to information to be able to conduct risk assessment at the upstream level.
We reviewed the responses we received to the CMRT that we distributed to the Suppliers. Unresponsive Suppliers were issued follow-up requests and were categorized accordingly in our records. Survey responses were reviewed for completeness and red flags. Additional follow-up inquiries were conducted.
OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks
We have a risk management plan to address concerns that a supplier may be providing us with products that contain 3TG sourced from the Covered Countries. This assessment of supplier survey data to determine whether further due diligence is required is referred to as our Red Flag process. Depending on the type of Red Flag that is triggered by a supplier's survey response, a specific response letter is sent to the supplier requesting additional information, as described below.
•Flag A: Supplier indicates that it directly or indirectly sources 3TG from the Covered Countries. If it is confirmed that a supplier provides products or parts for Covered Products that contain 3TG sourced from the Covered Countries, we request confirmation from the supplier that the sources in the Covered Countries are validated as conflict-free.
•Flag B: Supplier is not engaging its supply chain regarding Conflict Minerals. If a supplier's survey response indicates that it has not yet collected information from its suppliers regarding the origin of 3TG contained in products provided, we encourage the supplier to engage their supply chain and request that they update their survey response within a specified time period to indicate their commitment to do so.
•Flag C: Supplier indicates that its supply chain is conflict-free but our analysis identifies potential inconsistencies in its survey responses. If a supplier's survey response indicates that its supply chain is conflict-free but our analysis identifies potential inconsistencies, we request that the supplier review and update their survey response with a specified time period.

OECD Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
We do not perform or direct audits of 3TG smelters or refiners. We rely on audits conducted by third parties through our membership in the RMI and supplier self-disclosures of certification status. In 2019, we contributed to the RMI Smelter Audit Fund, which pays the costs of a smelter and refiner’s first Responsible Minerals Assurance Process (RMAP) audit and conflict-free validation. This contribution was directed to pay for the audits of RMI “active list” smelters.
OECD Step 5: Report Annually on Supply Chain Due Diligence
During 2019, we filed our 2018 conflict minerals report with the SEC and posted that report to our website. This Report constitutes our 2019 annual report on our Conflict Minerals due diligence, and will also be available on our website at: https://www.lockheedmartin.com/en-us/suppliers/sustainable-supply-chain.html and filed with the SEC.

Results of Our Due Diligence Measures
Description of facilities used to process 3TG; information on country of origin and efforts to determine mine or location of origin
As previously discussed, we found that 3TG are in substantially all our Covered Products and requested that the Suppliers complete the CMRT to determine the facilities used to process 3TG, the country of origin of the 3TG and the mines or locations of origin of the 3TG in our supply chain. The majority of the Suppliers who responded to our CMRT indicated in their response that the information provided was at a company or divisional level and did not include a list of smelters.
A minority of responses listed specific smelters and mines, with such responses collectively identifying 398 smelters and 36 mines from which suppliers sourced 3TG. Of these smelters:
•The RMI Smelter Database has recognized 280 of the 398 total smelters as 3TG smelters.
•Of the 280 recognized smelters, 225 were validated as conformant under the Responsible Minerals Assurance Process in 2020. However, we cannot confirm which of these smelters, if any, provided 3TG that may be contained in our products, as we are unable to determine the upstream chain of custody of raw materials in our supply chain.
The survey data also identified 79 suppliers within the Suppliers who indicated that they used smelters or mines from the Covered Countries that were included in their supply chain but stated that they sourced from multiple smelters and mines and did not disclose a full product line that would enable us to tie a specific mine to one of our Covered Products.
During 2019, we did not identify any instance where it was necessary to implement risk mitigation efforts, suspend trade or disengage with one of the Suppliers. Because information was generally provided at a company or divisional level and was not tied to specific Covered Products, we did not have sufficient information to identify the facilities that sourced 3TG included in our Covered Products, or to identify the country of origin of such 3TG.
Steps We Have Taken, or Will Take, Since December 31, 2019 to Mitigate Risk that Conflict Minerals Benefit Armed Groups
Lockheed Martin supports the objective of preventing armed groups in the Covered Countries from benefiting from the sourcing of Conflict Minerals from that region. We are committed to responsible sourcing of materials for our products, including the sourcing of Conflict Minerals, and we expect that our suppliers are likewise committed to responsible sourcing. We expect our suppliers to take steps to determine if their products contain Conflict Minerals and if so, implement supply chain due diligence processes to identify sources of these minerals and support efforts to eradicate the use of Conflict Minerals which directly or indirectly finance or benefit armed groups in the Covered Countries. Accordingly, we intend to take the following steps to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:
•Continue to reference the Lockheed Martin Supplier Code of Conduct and reference the Defense Industry Initiative Supplier Code of Conduct in new purchase orders and direct suppliers to our Conflict Minerals Policy Statement and web page.
•Survey suppliers representing greater than 90 percent of our purchase order commitments as part of our RCOI process.

•Continue to participate in the RMI and in 2020 contribute to the RMI Smelter Audit Fund with the goal of providing resources sufficient to support smelter participation in the audit program, resulting in additional validation of conformant sourcing practices.
•Encourage suppliers and smelters to participate in the RMAP developed by the RMI.
•Engage with our direct suppliers to encourage them to impose requirements on their upstream suppliers to have programs to eliminate from their supply chain 3TG from conflict mines and become validated as conformant under the RMAP or a similar program.